DUOS TECHNOLOGIES GROUP, INC.

7660 Centurion Boulevard
Suite 100

Jacksonville, Florida 32256

February 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

RE:	Duos Technologies Group, Inc. Registration Statement on Form S-1, filed on October 5, 2023 File No.: 333-274881

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Duos Technologies Group, Inc., a Florida corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-274881), together with all exhibits thereto (the "Registration Statement") effective as of the date hereof or as soon as practicable thereafter. The Registration Statement was filed by the Company on October 5, 2023.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registration Statement related to the shares of common stock, par value $0.001 (the "Common Stock"), of the Company issuable upon conversion of the Company's Series F Convertible Preferred Stock, par value $0.001 (the "Series F Preferred Stock"). On November 10, 2023, all issued and outstanding shares of Series F Preferred Stock were exchanged by the holders for an equal number of shares of the Company's Series E Convertible Preferred Stock, par value $0.001. The shares of Series F Preferred Stock were then cancelled. As a result, no shares of Series F Preferred Stock are outstanding and the shares of Common Stock covered by the Registration Statement are no longer issuable. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company respectfully requests that, in accordance with Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please do not hesitate to contact the Company's counsel, J. Thomas Cookson of Shutts & Bowen LLP, at (305) 379-9141 with any questions you may have regarding this request.

Very truly yours,

DUOS TECHNOLOGIES GROUP, INC.

By: /s/ Andrew W. Murphy

Andrew W. Murphy

Chief Financial Officer

cc: J. Thomas Cookson

      Shutts & Bowen LLP